UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Allot Communications Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M0854Q 10 5

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partech International Growth Capital I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 469,537

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 469,537

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partech International Growth Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 533,565

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 533,565

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 46th Parallel LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,003,102

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,003,102

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,102

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Double Black Diamond II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,016

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 32,016

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AXA Growth Capital II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 224,098

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 224,098

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,098

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 48th Parallel LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 224,098

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 224,098

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,098

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Par SF II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,965

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,965

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0854Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent R. Worms

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,268,181

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,268,181

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,181

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Allot Communications Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 22 Hanagar Street, Industrial Zone B, Hod-Hasharon, 45240 Israel

Item 2.
(a)

Name of Person Filing
Partech International Growth Capital I LLC (“PIGC I”)

Partech International Growth Capital III LLC (“PIGC III”)

AXA Growth Capital II L.P. (“AXGC II”)

Double Black Diamond II LLC (“Double Black”)

Par SF II LLC (“Par SF II”)

46th Parallel LLC (“46th Parallel”)

48th Parallel LLC (“48th Parallel”)

Vincent R. Worms (“Worms”)

(b)

Address of Principal Business Office or, if none, Residence
Principal office for PIGC I, PIGC III, Double Black, and 46th Parallel:

Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands

Principal office for 48th Parallel and Par SF II:

1209 Orange Street, Wilmington, DE 19801

Principal office for AXGC II:

Clarendon House, 2 Church Street, PO Box HM 666, Hamilton, Bermuda HM CX

Principal office for Vincent R. Worms:

50 California Street, Suite 3200, San Francisco, CA 94111

(c)

Citizenship
PIGC I, PIGC III, Double Black, and 46th Parallel are Cayman Island companies limited by guarantee.  AXGC II is a Bermuda Limited Partnership.  Par SF II and 48th Parallel are Delaware Limited Liability Companies.  Worms is a citizen of France.

	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number M0854Q 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.           Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:

PIGC I is recordholder of 469,537 shares of Ordinary Shares of the Issuer as of December 31, 2008.  46th Parallel is the managing member of PIGC I, Worms, the managing member 46th Parallel, may be deemed to hold sole voting and dispositive power over the shares held by PIGC I.  Such person and entities disclaim beneficial ownership of shares held by PIGC I except to the extent of pecuniary interest therein.

PIGC III is recordholder of 533,565 shares of Ordinary Shares of the Issuer as of December 31, 2008.  46th Parallel is the managing member of PIGC III, Worms, the managing member of 46th Parallel, may be deemed to hold sole voting and dispositive power over the shares held by PIGC III.  Such person and entities disclaim beneficial ownership of shares held by PIGC III except to the extent of pecuniary interest therein.

AXGC II is recordholder of 224,098 shares of Ordinary Shares of the Issuer as of December 31, 2008.  48th Parallel is the managing member of AXGC II, Worms, the managing member of 48th Parallel, may be deemed to hold sole voting and dispositive power over the shares held by AXGC II.  Such person and entities disclaim beneficial ownership of shares held by AXGC II except to the extent of pecuniary interest therein.

Par SF II LLC is recordholder of 8,965 shares of Ordinary Shares of the Issuer as of December 31, 2008.  Worms, the managing member of Par SF II, may be deemed to hold sole voting and dispositive power over the shares held by Par SF II.  Such person disclaims beneficial ownership of shares held by Par SF II except to the extent of pecuniary interest therein.

Double Black is recordholder of 32,016 shares of Ordinary Shares of the Issuer as of December 31, 2008.  Worms, the managing member of Double Black, may be deemed to hold sole voting and dispositive power over the shares held by Double Black and disclaim beneficial ownership of shares held by Double Black except to the extent of pecuniary interest therein.

(b)         Percent of class:

PIGC I	2.1%
PIGC III	2.4%
46th Parallel	4.6%
AXGC II	1.0%
48th Parallel	1.0%
Double Black	0.1%
Par SF II	>0.1%
Worms	5.8%

(c)          Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote

PIGC I	469,537
PIGC III	533,565
46th Parallel	1,003,102
AXGC II	224,098
48th Parallel	224,098
Double Black	32,016
Par SF II	8,965
Worms	1,268,181

(ii)          Shared power to vote or to direct the vote

(iii)       Sole power to dispose or to direct the disposition of

PIGC I	469,537
PIGC III	533,565
46th Parallel	1,003,102
AXGC II	224,098
48th Parallel	224,098
Double Black	32,016
Par SF II	8,965
Worms	1,268,181

(iv)      Shared power to dispose or to direct the disposition of

Item 5.                                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.                                Identification and Classification of Members of the Group

N/A

Item 9.                                Notice of Dissolution of Group

N/A

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ Vincent Worms
Signature

Partech International Growth Capital I LLC By: 46th Parallel, LLC, Managing Member Vincent Worms, Managing Member

February 13, 2009
Date
/s/ Vincent Worms
Signature

Partech International Growth Capital III LLC By: 46th Parallel, LLC, Managing Member Vincent Worms, Managing Member

February 13, 2009
Date
/s/ Vincent Worms
Signature

AXA Growth Capital II LP By: 48th Parallel, LLC, Managing Member Vincent Worms, Managing Member

February 13, 2009
Date
/s/ Vincent Worms
Signature

Par SF II LLC By: Vincent Worms, Managing Member

February 13, 2009
Date
/s/ Vincent Worms
Signature

Double Black Diamond II LLC By: Vincent Worms, Managing Member